Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $250 Million Preferred Share Offering

All financial figures are in Canadian dollars, unless otherwise noted.

CALGARY, Sept. 11, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced public offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 7 (the "Series 7 Preferred Shares") for aggregate gross proceeds of $250 million (the "Offering").

The Offering was announced on September 2, 2014 when Pembina entered into an agreement with a syndicate of underwriters. Due to strong investor demand, the size of the Offering was increased from an originally proposed offering of 6,000,000 Series 7 Preferred Shares plus an underwriters' option to purchase up to an additional 2,000,000 Series 7 Preferred Shares (for aggregate gross proceeds of $200 million assuming the underwriters' option had been exercised in full).

The proceeds from the offering will be used to help fund a portion of Pembina's proposed purchase of the Vantage pipeline system and the Saskatchewan Ethane Extraction Plant from Mistral Midstream Inc. and other entities affiliated with Riverstone Holdings LLC (the "Transaction"), as well as to fund a portion of the remainder of the Company's 2014 capital expenditure program and for general corporate purposes. The Transaction is subject to regulatory approvals including approval of the National Energy Board and under the Competition Act (Canada) and the Canada Transportation Act, required consents and other customary closing conditions, including the approval of the Toronto Stock Exchange. Further details about the Transaction are set out in a separate press release from Pembina dated September 2, 2014, and which may be found on Pembina's SEDAR profile at www.sedar.com.

The Series 7 Preferred Shares will begin trading on the Toronto Stock Exchange today under the symbol PPL.PR.G.

Dividends on the Series 7 Preferred Shares are expected to be $0.2813 quarterly, or $1.125 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2019.

All of Pembina's dividends are designated "eligible dividends" for Canadian income tax purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Series 7 Preferred Shares in any jurisdiction. The Series 7 Preferred Shares to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold within the United States.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements and information relating to the planned use of proceeds and information relating to future dividends which may be declared on Pembina's Series 7 Preferred Shares.  These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results; with respect to Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital relating to expansions, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs relating to current growth projects or current operations.  These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2013, which can be found at www.sedar.com.  In addition, the closing of the offering may not be completed, or may be delayed, if the conditions to the closing of the offering are not satisfied on the anticipated timelines or at all.  Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all.  The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose or if the Transaction does not close as planned.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected.  Such forward-looking statements are expressly qualified by the above statements.  Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment and External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 07:46e 11-SEP-14